

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Mr. Raymond L. Arthur
Executive Vice President and Chief Financial Officer
The Pep Boys – Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Re: The Pep Boys – Manny, Moe & Jack
Form 10-K for the Fiscal Year Ended January 30, 2010
Filed April 12, 2010
File No. 1-3381

Dear Mr. Arthur:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief